A special meeting of the Shareholders of The One Group Gulf South Growth Fund (the "Fund") was held on August 8, 1997, commencing at 9:30 A.M. at 3435 Stelzer Road, Columbus, Ohio. In attendance were Mark Redman, Matt Dunham, and Mike Wible. The meeting was called to aprove (1) an amendment in the investment objective of the Fund and (2) a change in the classification of the Fund from a non-diversified , open-end management investment company to a diversified, open-end management investment company and a revision of related fundamental investment limitations. The proposed investment objective would read as follows: The Fund seeks long-term capital growth primarily investing in a portfolio of equity securities of small capitalization and emerging growth companies.

1. RESOLVED, that the following amendment to the investment objective of The One Group Gulf South Growth Fund be, and hereby is, appoved:

        The Fund seeks long-term capital growth primarily by investing in a portfolio of equity securities of small capitalization emerging growth companies.

Mr. Dunham reported that there were 7,026,653 votes in favor of the resolution , 206,931 against the resolution, and 291,193 abstentions. Mr. Redman then declared that the resolution had passed.

2. RESOLVED, that the following change in the classification of the Fund, and related revisions of fundamental investment limitations be, and hereby is approved:

        A change in the classification of the Fund from a non-divesified, open-end management investment company and a revision of related fundamental investment limitations.

Mr. Dunham then reported that there were 6,889,681 votes in favor of the resolution, 234,798 against the resolution, and 400,299 anstentions. Mr. Redman then declared that the resolution had passed.